NOTICE OF COPERNIC 2007 FOURTH QUARTER AND YEAR-END RESULTS CONFERENCE CALL

Montreal, Canada, February 28, 2008 - Copernic Inc., (NASDAQ: CNIC), a leading software development company in the technology sector, specializing in internet, desktop and mobile search products, will release its 2007 fourth quarter and year-end financial results on Wednesday, March 5, 2008 following market closing. A conference call for investors is scheduled to be held on Thursday, March 6, 2008 at 10:00 a.m. EST. Mr. Marc Ferland, President and Chief Executive Officer and Mr. Daniel Bertrand, Executive Vice President and Chief Financial Officer will participate in the conference call.

CONFERENCE CALL DETAILS:

Date:	Thursday, March 6, 2008

Time:	10:00 a.m. EST

Dial-in number:	1-800-732-6179 (Canada/US) or 416-644-3416 (International)

Live sound web cast:	Copernic’ Web site, “Investor Relations” section at www.copernic-inc.com

If you are unable to participate in the conference call, a replay will be available starting that same day at 12:00 p.m. EST by dialing 1-877-289-8525 (Canada and United States) or 416-640-1917 (International) and entering passcode 21261484#, until March 13, 2008 at midnight or by sound web cast on Copernic’s Website for 30 days.

About Copernic Inc.
Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mamma.com and www.copernic.com

With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. Additionally, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide through its well established media placement channels. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but also in Europe and Australia.

More information can be found at www.copernic-inc.com

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Christine Papademetriou, MBA
Director of Marketing
Email: christine@copernic.com
Telephone Toll Free: (877) 289-4682 #125
Telephone Local: (514) 908-4325
Website: www.copernic-inc.com